Nicholas

February 27, 2015

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Re:	Nicholas Financial, Inc.
Schedule TO-I
Filed February 10, 2015
File No. 005-59007

Dear Ms. Duru:

This letter is in response to your letter, dated February 23, 2015, regarding the review by the U.S. Securities and Exchange Commission (the “Commission”) of the Schedule TO-I originally filed with the Commission on February 10, 2015 (the “Schedule TO”) by Nicholas Financial, Inc., as Issuer (“NFI-Canada”), and Nicholas Financial, Inc., as Offeror (“NFI-Florida” and, together with NFI-Canada, the “Filing Persons”).

Set forth below are the responses of the Filing Persons to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in your letter of February 23, 2015 relating to the Schedule TO. For convenience of reference, each of the Staff’s comments is set forth below in italics and is followed by the response of the Filing Persons thereto. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Purchase, dated February 10, 2015 (the “Offer”), which was filed as Exhibit (a)(1)(i) to the Schedule TO. Unless otherwise indicated, all references to page numbers contained herein are to the page numbers contained in the Offer.

February 27, 2015

General

Comment No. 1

We reissue prior comment 2. Your disclosure on pages 4 and 18 disclose the filing persons’ purposes for the offer. Such purposes seemingly would have involved a consideration of the size of the offer. Specifically, in your response you note that the offerors considered the amount of debt to be incurred and the appropriateness of the leverage ratio for the company, assuming a successful offer. Please supplement your disclosure to disclose if you considered whether the anticipated increases in earnings per share and return on equity resulting from the offer could have been accomplished without acquiring close to 40% of outstanding shares, which will be financed by debt. Refer generally to Item 6 of SC TO and Item 1006(a) of Regulation M-A.

Response:

In response to the Staff’s comment (as well as the Staff’s Comment No. 3 below), the Filing Persons will provide supplemental disclosure in a Supplement to the Offer (the “Supplement”) as described below.

The Filing Persons will supplement the disclosure on page 4 of the Offer by adding the following paragraph after the first paragraph under the caption “What is the purpose of the Offer?”:

If the Offer is consummated (i.e., between $50.0 million and $70.0 million in aggregate value of Shares are purchased using proceeds from our increased Credit Facility), our leverage ratio will increase from 0.9:1 as of December 31, 2014 to approximately 1.8:1 to 2.5:1, depending upon the aggregate value of Shares purchased. We believe that a leverage ratio within this range is appropriate for Nicholas, given its business and financial condition. See Section 2.

In addition, the Filing Persons will supplement the disclosure on page 18 of the Offer by adding the following disclosure after the first paragraph under the caption “2. Purpose of the Offer; Certain Effects of the Offer – Purpose of the Offer”:

If the Offer is consummated (i.e., between $50.0 million and $70.0 million in aggregate value of Shares are purchased using proceeds from our increased Credit Facility), our leverage ratio will increase from 0.9:1 as of December 31, 2014 to approximately 1.8:1 to 2.5:1, depending upon the aggregate value of Shares purchased. We believe that a leverage ratio within this range is appropriate for Nicholas, given its business and financial condition. More specifically, we believe that increasing our leverage ratio to such a range will positively impact our earnings per Share and return on equity without causing Nicholas to incur undue liquidity risk in the event of a business downturn or liquidity crisis.

February 27, 2015

The following table sets forth summary unaudited pro forma consolidated financial data for the Company for the fiscal year ended March 31, 2014 and the nine months ended December 31, 2014. Certain select financial metrics and ratios are also included for both periods. This summary unaudited pro forma consolidated financial data gives effect to the purchase of Shares by us in the Offer, as if such purchases had occurred on April 1, 2013 and April 1, 2014 for the consolidated statement of income data for the fiscal year ended March 31, 2014 and the nine months ended December 31, 2014, respectively; and on March 31, 2014 and December 31, 2014 for the consolidated balance sheet data as of March 31, 2014 and December 31, 2014, respectively. Such data assumes that the purchase of Shares will be financed with debt under our existing Credit Facility. This information should be read in conjunction with the Company’s audited consolidated financial statements and the related notes thereto filed as part of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014, which report has been incorporated by reference into the Offer. This summary unaudited pro forma consolidated financial data is not necessarily indicative of either our financial position or results of operations that actually would have been attained had the purchase of Shares in the Offer and the related debt financing been completed at the dates indicated, or that such results will be achieved in the future. Our future results are subject to prevailing economic and industry-specific conditions and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described on page 11 of the Offer under the caption “Forward-Looking Statements.”

February 27, 2015

	Year ended March 31, 2014				Nine months ended December 31, 2014
	Actual	Adjustments		Pro Forma	Actual	Adjustments		Pro Forma
Consolidated Statements Of Income Data:
Interest expense	$5,678,188	$3,164,760	(a)(b)	$8,842,948	$4,391,697	$2,378,880	(a)(b)	$6,770,577
Operating income before income taxes	28,516,730	(3,164,760)		25,351,970	19,864,462	(2,378,880)		17,485,582

Income tax expense	11,813,378	(1,210,521)		10,602,857	6,856,017	(821,046)		6,034,971

Net Income	$16,703,352	$(1,954,239)		$14,749,113	$13,008,445	$(1,557,834)		$11,450,611

Earnings per share
Basic	$1.38			$1.98	$1.07			$1.52

Diluted	$1.36			$1.92	$1.05			$1.48

Weighted average shares
Basic	12,096,000	(4,635,762)		7,460,238	12,188,778	(4,635,762)		7,553,016

Diluted	12,325,000	(4,635,762)		7,689,238	12,371,998	(4,635,762)		7,736,236

Portfolio Summary Data:
Interest expense as a percentage of average finance receivables, net of unearned interest	1.95%	1.09%		3.04%	1.90%	1.03%		2.93%

Net Portfolio yield	21.33%	-1.09%		20.24%	19.57%	-1.03%		18.54%
Pre-tax yield as a percentage of average finance receivables, net of unearned interest	9.65%	-1.09%		8.56%	8.63%	-1.03%		7.60%

	As of March 31, 2014			As of December 31, 2014
Consolidated Balance Sheet Data:
Line of credit	$127,900,000	$70,800,000 (c)	$198,700,000	$130,000,000	$70,800,000 (c)	$200,800,000
Total liabilities	141,492,024	70,800,000 (c)	212,292,024	140,947,730	70,800,000 (c)	211,747,730
Common stock	31,151,781	—	31,151,781	31,758,255	—	31,758,255
Treasury stock	—	(70,800,000)	(70,800,000)	—	(70,800,000)	(70,800,000)
Retained earnings	110,785,774	(1,954,239)	108,831,535	123,794,219	(1,557,834)	122,236,385
Total stockholders equity	141,937,555	(72,754,239)	69,183,316	155,552,474	(72,357,834)	83,194,640

Total liabilities and stockholders equity	$283,429,579	$(1,954,239)	$281,475,340	$296,500,204	$(1,557,834)	$294,942,370

Shares outstanding – common stock	12,220,874	(4,635,762)	7,585,112	12,292,329	(4,635,762)	7,656,567
Book value per share (d)	$11.61		$9.12	$12.65		$10.87
Return on average equity	12.42%		23.16%	11.66%		19.39%
Leverage ratio (e)	1.00		3.07	0.91		2.55

(a)	Reflects additional interest expense associated with borrowings for the repurchase of $70 million of common stock and an estimated $800,000 in costs directly related to the Offer. For every .25% increase or decrease in the interest rate, the Company’s pro forma interest expense for the year ended March 31, 2014 and the nine months ended December 31, 2014 would increase or decrease by $497,000 and $377,000, respectively.
(b)	Assumes the price per Share paid by NFI-Florida will be $15.10, which represents the midpoint of the price range of the Offer.
(c)	Assumes the Offer will result in $70 million in aggregate value of Shares being purchased, the maximum amount as described in the Offer.
(d)	Reflects stockholders’ equity divided by actual Shares outstanding.
(e)	Defined as total liabilities divided by total stockholders’ equity. NFI-Florida’s current Credit Facility allows for a maximum leverage ratio of 3:1.

February 27, 2015

Comment No. 2

We reissue comment 4 in its entirety. We do not concur with your assessment that commencing payment for shares properly tendered in the offer at least four days after the expiration of the offer is “prompt”.

Response:

In response to the Staff’s comment, the Filing Persons will supplementally amend the disclosure on page 9 of the Offer by replacing the third sentence of the paragraph under the caption “When and how will you pay me for the Shares I tender?” with the following: “We will announce the final results of any proration and the Final Purchase Price, and begin paying for tendered Shares, promptly thereafter.”

In addition, the Filing Persons will supplementally amend the disclosure on page 15 of the Offer by replacing the first two sentences of the fifth paragraph under the caption “1. Number of Shares; Purchase Price; Proration – General” with the following:

Promptly after the Expiration Date, we will pay the Final Purchase Price net to the seller, in cash, less applicable withholding taxes and without interest, for the Shares, if any, we purchase. We will announce the preliminary results of the Offer, including price and preliminary information about any expected proration, on the business day following the Expiration Date. We will announce the final results of any proration and the Final Purchase Price, and begin paying for tendered Shares, promptly thereafter.

We note that the original language was included in the Offer because, as indicated on page 23 of the Offer, in the case where a Notice of Guaranteed Delivery is used, the certificates for tendered Shares (and/or other required documentation) must be “received by the Depository within three business days after [the Expiration Date].” This means that, in effect, the final proration may not be completed until the fourth business day following the Expiration Date.

Comment No. 3

You disclose that the offer is intended to facilitate an increase in earnings per share and return on equity without having to take undue liquidity risk and hope this will positively impact your stock price. Please supplement such disclosure and disclose, if material, pro forma information disclosing the effect of the offer on (i) net earnings given interest payments on the debt that will be used to finance the offer, (ii) earnings per share and, (iii) any other financial metric that the company considers material to investors. Please provide such pro forma information for the latest fiscal year end and subsequent interim period.

February 27, 2015

Response:

Please refer to the Filing Persons’ response to the Staff’s Comment No. 1 above.

Certain Effects of the Offer, page 19

Comment No. 4

Please supplement your disclosure regarding the increased percentage of shares that will be owned by persons who do not tender into the offer. For example, please disclose the potential ownership of shares by persons who currently own greater than 5% of your outstanding securities, assuming that such persons do no tender into the offer.

Response:

In response to the Staff’s comment, the Filing Persons will supplement the disclosure set forth on pages 35-37 of the Offer under the caption “11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares – Beneficial Ownership” by providing the following additional disclosure in the Supplement:

In the event that (i) the Offer is fully subscribed at the minimum Final Purchase Price of $14.60 per Share and 4,794,521 Shares, representing approximately 38.9% of the Company’s outstanding Shares as of February 6, 2015, are purchased pursuant to the Offer, and (ii) none of the persons listed as “More Than 5% Shareholders” in the beneficial ownership table on page 35 of the Offer tenders any Shares in the Offer, such persons would beneficial own the following percentages of the Company’s outstanding Shares following the completion of the Offer:

Name	Percentage of Outstanding Shares

Peter L. Vosotas	14.0%

Mohan Family, LLC	8.7	% (1)

Southpoint Capital Advisors LLC	13.8%

AQR Capital Management, LLC	8.2%

(1)	Based upon the assumptions above, the Shares owned collectively by the persons set forth in footnote (9) to the beneficial ownership table on pages 35-37 of the Offer would constitute approximately 16.3% of the Company’s outstanding Shares following the completion of the Offer.

February 27, 2015

* * *

In connection with the Filing Persons’ response to the Staff’s comments, each of the Filing Persons acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Unless the Staff has further comments regarding the Schedule TO, the Filing Persons intend to file an amendment to the Schedule TO on or about March 3, 2015, incorporating the foregoing responses.

Thank you for your assistance with this matter. If you have any questions regarding any of the responses in this letter, please contact Todd B. Pfister of Foley & Lardner LLP at (312) 832-4579.

Respectfully submitted,

NICHOLAS FINANCIAL, INC.
(as Issuer)

By:	/s/ Ralph T. Finkenbrink
Ralph T. Finkenbrink
President & Chief Executive Officer

NICHOLAS FINANCIAL, INC.
(as Offeror)

By:	/s/ Katie L. MacGillivary
Katie L. MacGillivary
Vice President

cc: Todd B. Pfister